MY ORGANIC BABY INC.

Financial Statements
January 31, 2007

MY ORGANIC BABY INC.

Financial Statements
From incorporation on February 1, 2006 to January 31, 2007

Auditors' Report

To the Shareholders of My Organic Baby Inc.

We have audited the balance sheet of My Organic Baby Inc. as at January 31, 2007 and the statements of loss and deficit and cash flows from incorporation on February 1, 2006 to January 31, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and the results of its operations and its cash flows from incorporation on February 1, 2006 to January 31, 2007 then ended in accordance with Canadian generally accepted accounting principles.

/s/ Fruitman Kates LLP
Toronto, Canada	Chartered Accountants
January 16, 2008	Licensed Public Accountants

MY ORGANIC BABY INC.

Balance Sheet
As at January 31, 2007

Assets
Current
Cash	$172,812
Accounts receivable	135,745
Inventory (note 3)	7,494
Prepaid expenses and sundry assets	7,991
$324,042

Liabilities and Shareholders' Deficiency
Liabilities
Current
Accounts payable and accrued liabilities	$326,905
Advances from related company (note 4)	8,400
335,305
Shareholders' deficiency
Share capital (note 5)	100
Deficit	(11,363)
(11,263)
$324,042

See accompanying notes to the financial statements	2

MY ORGANIC BABY INC.

Statement of Loss and Deficit
From incorporation on February 1, 2006 to January 31, 2007

Revenue
Sales	$1,342,648

Cost of sales	1,071,569

Gross profit	271,079

Expenses
Advertising and promotion	154,938
Management consulting fees	68,727
Commissions	15,529
Professional fees	14,111
Office and general	11,826
Travel	11,542
Interest and bank charges	5,769

282,442

Net loss and Deficit, end of period	$(11,363)

See accompanying notes to the financial statements	3

MY ORGANIC BABY INC.

Statement of Cash Flows
From incorporation on February 1, 2006 to January 31, 2007

Cash flows from (used in):

Operating activities
Net loss	$(11,363)
Change in non-cash working capital items
Accounts receivable	(135,745)
Inventory	(7,494)
Prepaid expenses and sundry assets	(7,991)
Accounts payable and accrued liabilities	326,905

164,312

Financing activities
Advances from related company	8,400
Issuance of share capital	100

8,500

Increase in cash, and cash end of period	$172,812

See accompanying notes to the financial statements	4

MY ORGANIC BABY INC.

Notes to Financial Statements
From incorporation on February 1, 2006 to January 31, 2007

1.	General

The Company was incorporated on February 1, 2006 under the Ontario Business Corporations Act. The principal business activity includes the sale of organic products to major Ontario wholesalers.

2.	Significant accounting policies

The following is a summary of the Company's significant accounting policies:

	(a)	Revenue recognition

Revenue is recognized at the time the product is received by the customer and title passes, persuasive evidence of a sales arrangement exists, collection is reasonably assured and the price is fixed or determinable. The Company deducts from gross sales all payments to customers related to product re-purchases, pricing discounts and returns and allowances.

	(b)	Inventory

Inventory, consisting of production supplies, is valued at the lower of cost and net realizable value. Cost is determined using the average method.

	(c)	Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

	(d)	Foreign exchange

Monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at year end exchange rates. Other assets and liabilities are translated at rates in effect at the date the assets were acquired and liabilities incurred. Revenue and expenses are translated at the rates of exchange in effect at their transaction dates. The resulting gains or losses are included in operations.

MY ORGANIC BABY INC.

Notes to Financial Statements
From incorporation on February 1, 2006 to January 31, 2007

2.	Significant accounting policies (continued)

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3.	Inventory

Production supplies	$7,494

4.	Advances from related company and related party transactions

The advance from the company, related by virtue of common ownership, is secured, non-interest bearing and has no fixed terms of repayment.

During the period the Company incurred management fees of approximately $69,000 which were earned by parties related to the shareholders of the Company. Additionally, the Company was provided with the use of office space, equipment and administrative staff, by a company related by virtue of common control, at no cost.

These transactions were undertaken in the normal course of operations and have been recorded at their exchange amounts.

5.	Share capital

Authorized:

Unlimited number of Class A non-voting shares
Unlimited number of common shares

Issued:
35	Class A shares	$35
65	common shares	65

		$100

MY ORGANIC BABY INC.

Notes to Financial Statements
From incorporation on February 1, 2006 to January 31, 2007

6.	Economic dependence

The Company generated approximately 95% of its revenue from two customers.

7.	Financial instruments

The Company is exposed to the following risks in respect of certain of the financial instruments held:

(a) Credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. Concentrations of credit risk with respect to these receivables are limited as the Company conducts regular assessments of credit issues. As at January 31, 2007 one customer accounted for approximately 80% of accounts receivable. The Company believes that there is no unusual exposure associated with the collection of these receivables.

(b) Fair value

The carrying values of the cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these financial instruments. The estimated fair value of the advances from related company could not be determined as there is no comparable market data.

(c) Currency risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company is exposed to exchange rate fluctuation through purchases denominated in United States currency. The Company utilizes forward exchange contracts to reduce its exposure to currency risk. At January 31, 2007 the Company held no open forward exchange contracts.

MY ORGANIC BABY INC.

Notes to Financial Statements
From incorporation on February 1, 2006 to January 31, 2007

8.	Subsequent events

(i)

On May 24, 2007 all the issued and outstanding shares of the Company were purchased by the Clearly Canadian Beverage Corporation, a company incorporated under the laws of the Province of British Columbia.

(ii)

Subsequent to year end the Company replaced approximately $300,000 of damaged product pertaining to sales occuring during fiscal 2008. Upon investigation, it was determined that the product had been damaged as a result of a supplier's packaging error. The Company subsequently reached a settlement with the supplier whereby the supplier agreed to provide approximately $185,000 USD in restitution.